Exhibit 99.1

General Meeting of November 12, 2026: Quorum Not Met

Notice of a second General Meeting on November 27, 2026

Paris (France) and Cambridge (Massachusetts, United States), November 13, 2026, at 7:00 a.m. – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), informs its shareholders that the ordinary and extraordinary general meeting convened for November 12, 2026, at 2:00 p.m. was unable to validly deliberate due to the lack of a quorum. Shareholders present, represented, or voting remotely or by mail accounted for 12.46% of the share capital, while the required quorum was 20% for the ordinary portion and 25% for the extraordinary portion.

In accordance with the law, the meeting is therefore reconvened, with the same agenda, on Friday, November 27, 2026, at 2:00 p.m., at the Silver Innov Building, 54 rue Molière, 94200 Ivry-sur-Seine. The notice of the second meeting will be published in the BALO on November 16, 2026.

What Changes with the Second Notice

•	Ordinary session (including approval of the financial statements for fiscal year 2025): no quorum is required.
•	Extraordinary session: Shareholders present, represented, or voting remotely must hold at least one-fifth (20%) of the voting shares.
•	Votes Already Cast: Mail-in ballots, proxies, and admission cards received for the first meeting remain valid for the second meeting. Shareholders who have not yet voted are invited to do so as soon as possible, in accordance with the procedures outlined in the notice of meeting.

Consideration of appointing an ad hoc representative to represent absent shareholders at the general meeting

Given the low turnout observed, the Company intends to request that the President of the Paris Commercial Court appoint an ad hoc proxy to represent absent shareholders at the meeting on November 27, 2026, and to exercise the voting rights attached to the shares of absent shareholders.

This measure is intended to enable the meeting to reach the required quorum and to deliberate on the proposed resolutions, including those under the extraordinary portion of the agenda.

To ensure complete neutrality in the voting results, this proxy would split their votes between “for” and “against” according to predefined rules. This appointment is subject to the sole discretion of the President of the Paris Commercial Court.

The Company will keep its shareholders informed of any significant developments. Documents relating to the meeting are available on its website under the “General Meetings” section.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule currently in development for muscular disorders (sarcopenia, Phase 3 ready to begin, and Duchenne muscular dystrophy, Phase 1-2 to begin), respiratory (COVID-19, Phase 2-3 completed), and metabolic diseases (obesity, Phase 2 to begin). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, in the United States, and in Brazil. The Company’s common stock is listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADSs (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates," or the negative forms of these words or other comparable terms. These forward-looking statements are based on assumptions that Biophytis considers reasonable. However, there can be no assurance that the statements contained in these forward-looking statements will prove to be accurate, as they are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks that are not yet known to Biophytis or that are not currently considered material by Biophytis. Consequently, there are or will be significant factors that could cause actual results to differ materially from those indicated in these statements. Please also refer to the section titled “Risks and Uncertainties Facing the Company” in the company’s 2023 Annual Financial Report, available on the BIOPHYTIS website (www.biophytis.com) and as set forth in the “Risk Factors” section of Form 20-F and other forms filed with the SEC (Securities and Exchange Commission, USA). We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, developments, or otherwise, unless required by law.

Biophytis Contact

Investor Relations

investors@biophytis.com

Media Contact

Antoine Denry:antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada:nizar.berrada@taddeo.fr – +33 6 38 31 90 50